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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

HMN FINANCIAL, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
40424G108
(CUSIP Number)
DECEMBER 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40424G108

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). HMN FINANCIAL, INC. EMPLOYEE STOCK OWNERSHIP PLAN IRS ID NO. 37-1327748

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA

	5	SOLE VOTING POWER

NUMBER OF		498,782 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		296,086 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		498,782 (1)

WITH	8	SHARED DISPOSITIVE POWER

296,086 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

794,868

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

EP
(1) Includes 498,782 shares held in “unallocated” accounts of the HMN Financial, Inc. Employee Stock Ownership Plan.
(2) Includes 296,086 shares held in “allocated” accounts of the HMN Financial, Inc. Employee Stock Ownership Plan.

CUSIP No.	40424G108

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). FIRST BANKERS TRUST SERVICES, INC. IRS ID NO. 37-1327748

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		498,782 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		296,086 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		498,782 (1)

WITH	8	SHARED DISPOSITIVE POWER

296,086 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

794,868

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
(1) Includes 498,782 shares held in “unallocated” accounts of the HMN Financial, Inc. Employee Stock Ownership Plan.
(2) Includes 296,086 shares held in “allocated” accounts of the HMN Financial, Inc. Employee Stock Ownership Plan.

Item 1.
(a)	Name of Issuer:

HMN FINANCIAL, INC. (the “Corporation”)

(b)	Address of Issuer’s Principal Executive Offices:
1016 Civic Center Drive NW, Rochester, MN 55901
Item 2.
(a)	Name of Person Filing:

HMN Financial, Inc. Employee Stock Ownership Plan (the “ESOP”)

Pursuant to applicable regulations, First Bankers Trust Services, Inc. (the “Trustee”), the Trustee of the ESOP may also be deemed to be a “beneficial owner” of the shares held by the ESOP as described below.

The Trustee also may be deemed a “beneficial owner” of unvested shares held in the HMN Financial, Inc. Recognition and Retention Plan. Refer to Item 4. for more details.

(b)	Address of Principal Business Office or, if none, Residence:

The business address of the ESOP is: 1016 Civic Center Drive NW, Rochester, MN 55901

The business address of the Trustee is: 2321 Kochs Lane, Quincy, IL 62305-3566

(c)	Citizenship:

The ESOP trust was established under the laws of the state of Minnesota.

The Trustee is a state chartered trust company incorporated under the laws of the state of Illinois.

(d)	Title of Class of Securities:

Common stock, par value $.01 per share

(e)	CUSIP Number:

40424G108
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☑	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: The ESOP holds an aggregate of 794,868 shares (19.0% of the outstanding shares of the class) of the Corporation and has the voting rights as described below.

(b)	Percent of class: 19.0%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 498,782.

(ii)	Shared power to vote or to direct the vote 296,086.

(iii)	Sole power to dispose or to direct the disposition of 498,782.

The ESOP has sole dispositive power for all such shares subject to the terms of the Employee Stock Ownership Plan, which requires that participant accounts be primarily invested in common stock of the Corporation.

First Bankers Trust Services, Inc., the Trustee of the ESOP, may be deemed under applicable regulations to “beneficially” own the shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of the shares held by the ESOP.

Pursuant to the terms of the ESOP, participants in the ESOP are entitled to instruct the Trustee of the ESOP as to the voting of the shares allocated to their accounts. The provisions of the ESOP require the Trustee to vote the shares held by the ESOP which have not been allocated to specific accounts (or with respect to allocated accounts for which no instructions are timely received) on each issue with respect to which shareholders are entitled to vote in the proportion that the participant had voted the shares allocated to their accounts with respect to such issue. As of December 31, 2007 a total of 296,086 shares of Corporation common stock have been allocated to participants’ accounts.

The Trustee has the right to sell allocated shares held by the ESOP, the proceeds from which are allocated to the accounts of individual participants. The Trustee also may sell unallocated shares, to the extent such shares are not pledged to secure borrowed funds.

(iv)	Shared power to dispose or to direct the disposition of 296,086.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
The ESOP shares are held on behalf of the ESOP participants pursuant to the terms of the HMN Financial, Inc. Employee Stock Ownership Plan and Trust Agreement. See Item 4. above for details.
Pursuant to the terms of the ESOP, dividends paid with respect to shares are allocated to participants’ accounts in the ESOP as of the record date for the dividend payment and may be paid in cash to the participants, pursuant to the directions of the Board of Directors of the Corporation. Absent such direction by the Board of Directors, cash from the payment of dividends is retained in the accounts of participants or, to the extent permitted by law, may be used to repay the ESOP loan. With respect to unallocated shares, cash received from the sale of shares or payment of dividends is retained in the ESOP trust and may be used to purchase additional shares or to repay the ESOP loan.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.
Item 10. Certification.
(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
HMN Financial, Inc.
Employee Stock Ownership Plan
First Bankers Trust Services, Inc., Trustee
Date: March 20, 2008
Signature: /s/ Linda Shultz
Name/Title: Linda Shultz/Trust Officer
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)